Howard & Majewski LLP

December 23, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Artio Global Equity Fund, Inc. (the “Fund”)
File Nos. (333-111901) and (811-06017)
Post–Effective Amendment No. 13

Ladies and Gentlemen:

Transmitted herewith on behalf of the Fund is Post-Effective Amendment No. 13 to the Fund’s Registration Statement on Form N-1A. This filing, made under Rule 485(a)(1), contains the Prospectus and Statement of Additional Information for the Fund and for the nine series of the Artio Global Investment Funds (the “Trust”, and together with the Fund, the “Funds”) and provides new disclosures related to the Funds’ potential investments in precious metal-related instruments, which may be effected through offshore subsidiaries (the “Material Changes”).

The Material Changes are marked and, in accordance with Securities and Exchange Commission Releases 33-6510 and IC-13768, the Funds are requesting selective review on the Material Changes only.

Please contact the undersigned at 646-737-4951 in connection with any questions or comments regarding the filing.

Sincerely,

/s/ Thomas M. Majewski

Thomas M. Majewski